Peer Review Mediation and Arbitration, Inc.

February 06, 2008

Ms. Angela McHale
Division of Corporate Finance
C/o U.S. Securities & Exchange Commission
Washington, DC 20549

RE:	Peer Review Mediation and Arbitration, Inc.
Form 10-SB12(g)A no. 5 File No. 0-52712

Dear Ms. McHale,

Please find the following answers to the comments that the Commission provided. Feel free to contact me at any time to discuss these issues in greater detail.

Comment 1.

(a) Compensation. The following table sets forth the overall compensation earned during the last two fiscal year ending December 31, 2006, and December 31, 2007 by each person who served as officers of the Company during such times, and individuals, if any, who would have otherwise been in included in section but for the fact that they were not serving as officers of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Willis Hale,	2006	175,000	0		0	0	0	0	175,000
President CEO and Director	2007	175,000	0	0	0	0	0	0	175,000
									—
David Larry,	2006	26,000	0	0	0	0	0	0	26,000
Secretary	2007	26,000	0	0	0	0	0	0	26,000

(f) Employment Contracts
Peer Review has an employment contract with Willis B. Hale, our CEO. A copy is filed as an exhibit to this Registration Statement. Mr. Hale received the sum of $175,000 for the fiscal year ending December 31, 2006, prior to the attached employment agreement; the sum of $175,000 for the fiscal year ending December 31, 2007, according to the attached employment agreement, with an increase of $25,000 for the second year or 2008, then a 20% increase over the prior year for years three, four and five. Unpaid sums are accrued on the books of the corporation and are payable as and when we have sufficient working capital to fund our current needs.

1450 S. Dixie Highway, Ste 201
Boca Raton, FL 33432
Tel (561)

Respectably,

/s/Willis Hale

Willis Hale
President